The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

(203) 894-1345

May 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Ms. Mara L. Ransom

Re:	The Chefs’ Warehouse, Inc.
Registration Statement on Form S-3, File No. 333-187348 (the “Registration Statement”)

Ms. Ransom:

On behalf of The Chefs’ Warehouse, Inc. (the “Registrant”), I am writing to inform you that on May 20, 2013 the Registrant filed Amendment No. 2 to the Registration Statement to specifically incorporate by reference the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2013, filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2013, and the Registrant’s Current Report on Form 8-K, filed with the Commission on May 1, 2013, each of which were filed subsequent to the Registrant’s filing of Amendment No. 1 to the Registration Statement on April 25, 2013. The Registration Statement has also been amended to reflect the registration of 2,507,522 shares of common stock of the Registrant for resale by certain existing stockholders of the Registrant. In that regard, Amendment No. 2 to the Registration Statement reflects a revised “Calculation of Registration Fee” table in which the $300 million of securities originally registered has been allocated between securities to be offered by the Registrant on a primary basis and securities to be offered for resale by the selling stockholders on a secondary basis. Moreover, the Registration Statement has been revised throughout to account for the inclusion of selling stockholders, and Exhibit 5.1 has been filed therewith to include an updated legal opinion of Bass, Berry & Sims PLC, our outside counsel, reflecting the addition of selling stockholders to the Registration Statement.

If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

THE CHEFS’ WAREHOUSE, INC.

By:	/s/ John D. Austin
Name:	John D. Austin
Title:	Chief Financial Officer